SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.             )*

CLEARWIRE CORPORATION

(Name of issuer)

Class A Common Stock

(Title of class of securities)

185385309

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of person authorized to receive notices and communications)

cc:

David L. Caplan	Robert B. Schumer	Arthur J. Steinhauer, Esq.
Davis Polk & Wardwell	Paul, Weiss, Rifkind, Wharton &	Sabin, Bermant & Gould LLP
450 Lexington Avenue	Garrison LLP	Four Times Square
New York, New York 10017	1285 Avenue of the Americas	New York, New York 10036
New York, New York 10019-6064

David Segre Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

May 7, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 2 of 37 Pages

13D

CUSIP NO. 185385309

1.	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 48-0457967 Sprint Nextel Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 72,589,624 *
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,589,624 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ **
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2% *
14.	TYPE OF REPORTING PERSON: CO
*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Class A Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. In addition, as more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, not all of the above referenced shares of Class A Common Stock are required to be voted in favor of the Transactions described below.
**	See paragraphs (A) and (H) in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 3 of 37 Pages

13D

CUSIP NO. 185385309

1.	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 27-0000798 Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 72,589,624 *
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,589,624 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ **
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2% *
14.	TYPE OF REPORTING PERSON: CO
*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Class A Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. In addition, as more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, not all of the above referenced shares of Class A Common Stock are required to be voted in favor of the Transactions described below.
**	See paragraphs (A) and (H) in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 4 of 37 Pages

13D

CUSIP NO. 185385309

1.	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 84-1496755 Time Warner Cable Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 72,589,624 *
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,589,624 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ **
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2% *
14.	TYPE OF REPORTING PERSON: CO
*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Class A Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. In addition, as more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, not all of the above referenced shares of Class A Common Stock are required to be voted in favor of the Transactions described below.
**	See paragraphs (A) and (H) in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 5 of 37 Pages

13D

CUSIP NO. 185385309

1.	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-4148931 Bright House Networks, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 72,589,624 *
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,589,624 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ **
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2% *
14.	TYPE OF REPORTING PERSON: OO
*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Class A Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. In addition, as more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, not all of the above referenced shares of Class A Common Stock are required to be voted in favor of the Transactions described below.
**	See paragraphs (A) and (H) in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 6 of 37 Pages

13D

CUSIP NO. 185385309

1.	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 15-0523195 Newhouse Broadcasting Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 72,589,624 *
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,589,624 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ **
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2% *
14.	TYPE OF REPORTING PERSON: CO
*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Class A Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described below. In addition, Newhouse Broadcasting Corporation is being included as a Reporting Person solely because of its indirect interest in Bright House Networks, LLC. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. In addition, as more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, not all of the above referenced shares of Class A Common Stock are required to be voted in favor of the Transactions described below.
**	See paragraphs (A) and (H) in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 7 of 37 Pages

13D

CUSIP NO. 185385309

1.	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 77-0493581 Google Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 0
8. SHARED VOTING POWER: 72,589,624 *
9. SOLE DISPOSITIVE POWER: 0
10. SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 72,589,624 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ **
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.2% *
14.	TYPE OF REPORTING PERSON: CO
*	See discussion in Items 4 and 5 of this Statement on Schedule 13D. As more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, beneficial ownership of the above referenced shares of Class A Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described below. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. In addition, as more fully described in the responses to Items 4 and 5 of this Statement on Schedule 13D, not all of the above referenced shares of Class A Common Stock are required to be voted in favor of the Transactions described below.
**	See paragraphs (A) and (H) in Item 5(a)-(b) of this Statement on Schedule 13D.

Page 8 of 37 Pages

Item 1. Security and the Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4400 Carillon Point, Kirkland, Washington 98033.

Item 2. Identity and Background.

(a) - (c) and (f) This Statement on Schedule 13D is being jointly filed on behalf of Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“TWC”), Bright House Networks, LLC, a Delaware limited liability company (“BHN”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”) and Google Inc., a Delaware corporation (“Google”; and together with Sprint, Comcast, TWC, BHN and NBCo, the “Reporting Persons” and each, a “Reporting Person”). NBCo is included as a Reporting Person solely because of its indirect interest in BHN through two intermediate companies, Advance/Newhouse Partnership, a New York general partnership (“A/NP”), and Newhouse Cable Holdings LLC, a New York limited liability company (“NCH”). NCH is a wholly owned subsidiary of NBCo, NCH holds a controlling interest in A/NP, and A/NP controls and receives 100% of the economic benefit of BHN.

Sprint

(a) Name of Person Filing	Sprint

(b) Address of Principal Business Office	6200 Sprint Parkway, Overland Park, Kansas 66251

(c) Principal Business	Wireless and wireline communications.

(d) - (e) Criminal and Civil Proceedings	During the last five years, neither Sprint, nor, to Sprint’s knowledge, any of the individuals referred to in Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Kansas

Page 9 of 37 Pages

Comcast

(a) Name of Person Filing	Comcast

(b) Address of Principal Business Office	One Comcast Center, Philadelphia, PA 19103-2838

(c) Principal Business	Development, management and operation of broadband cable networks, and in the provision of programming content.

(d) - (e) Criminal and Civil Proceedings	During the last five years, neither Comcast, nor, to Comcast’s knowledge, any of the individuals referred to in Appendix B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Pennsylvania

TWC

(a) Name of Person Filing	TWC

(b) Address of Principal Business Office	One Time Warner Center North Tower New York, New York 10019

(c) Principal Business	Cable operator in the U.S.

(d) - (e) Criminal and Civil Proceedings	Except as indicated on Appendix C hereto, during the last five years, neither TWC, nor, to TWC’s knowledge, any of the persons referred to in Appendix C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Page 10 of 37 Pages

BHN

(a) Name of Person Filing	BHN

(b) Address of Principal Business Office	5000 Campuswood Drive East Syracuse, New York 13057-4250

(c) Principal Business	Cable operator in the U.S.

(d) - (e)	During the last five years, neither BHN, nor, to BHN’s knowledge, any of the individuals referred to in Appendix D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

NBCo

(a) Name of Person Filing	NBCo

(b) Address of Principal Business Office	5000 Campuswood Drive East Syracuse, New York 13057-4250

(c) Principal Business	Cable operator in the U.S.

(d) - (e)	During the last five years, neither NBCo, nor, to NBCo’s knowledge, any of the individuals referred to in Appendix D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	New York

Page 11 of 37 Pages

Google

(a) Name of Person Filing	Google

(b) Address of Principal Business Office	1600 Amphitheatre Parkway Mountain View, CA 94043

(c) Principal Business	Provider of Internet search technologies and targeted advertising program.

(d) - (e)	Except as indicated on Appendix E hereto, during the last five years, neither Google, nor, to Google’s knowledge, any of the individuals referred to in Appendix E, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

On May 7, 2008, Sprint, Comcast, TWC, BHN, Google, Intel Corporation, a Delaware corporation (“Intel Parent”), the Issuer and Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), entered into a voting agreement (the “ERH Voting Agreement”) with respect to the shares of Class A Common Stock and Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) beneficially owned by ERH.

Also on May 7, 2008, Sprint, Comcast, TWC, BHN, Google, Intel Parent, Intel Capital Corporation, a Delaware corporation (“Intel Capital”), and Intel Capital (Cayman) Corporation, a Cayman Islands company (“Intel Cayman”), and the Issuer entered into a voting agreement (the “Intel Voting Agreement” and, together with the ERH Voting Agreement, the “Voting Agreements”) with respect to the shares of Class A Common Stock and Class B Common Stock beneficially owned by Intel Capital and Intel Cayman.

As described in the response to Item 4, the shares of Class A Common Stock and Class B Common Stock beneficially owned by ERH, Intel Capital and Intel Cayman have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. The Reporting Persons did not pay any monetary consideration to ERH, Intel Capital and Intel Cayman in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in the response to this Item 3.

The ERH Voting Agreement and Intel Voting Agreement are filed as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Page 12 of 37 Pages

Item 4. Purpose of Transaction.

The ERH Voting Agreement was entered into as an inducement for Sprint, Comcast, TWC, BHN, Google and Intel Parent to enter into the Transaction Agreement and Plan of Merger, dated as of May 7, 2008 (the “Transaction Agreement”), by and among the Issuer, Sprint, Comcast, TWC, BHN, Google and Intel Parent, and the Intel Voting Agreement was entered into as an inducement for Sprint, Comcast, TWC, BHN and Google to enter into the Transaction Agreement.

Transaction Agreement

The Transaction Agreement provides that, upon the terms and subject to the conditions set forth in the Transaction Agreement:

•

the Issuer will form a Delaware corporation as its subsidiary (“NewCo Corporation”), which will in turn form a Delaware limited liability company as its subsidiary (“NewCo LLC”), which will in turn form a Delaware limited liability company as its subsidiary (“Clearwire LLC”);

•	the Class B Common Stock will be converted into Class A Common Stock on a 1:1 basis;

•	after the conversion of the Class B Common Stock, the Issuer will merge with and into Clearwire LLC, with Clearwire LLC surviving as a wholly owned subsidiary of NewCo LLC (the “Clearwire Merger”);

•

in the Clearwire Merger, each share of Class A Common Stock will be converted into the right to receive one share of Class A common stock, par value $0.0001 per share, of NewCo Corporation (the “NewCo Class A Common Stock”), which shares are entitled to one vote each, and each option and warrant to purchase shares of Class A Common Stock will be converted into one option or warrant, as applicable, to purchase the same number of shares of NewCo Class A Common Stock;

•

Sprint will contribute spectrum and certain other assets associated with its WiMAX operations (the “Sprint Assets”) to NewCo LLC, via the contribution of the equity interests of a subsidiary of Sprint that holds the Sprint Assets, in exchange for non-voting equity interests in NewCo LLC and Sprint will purchase 370 million shares of Class B common stock, par value $0.0001 per share, of NewCo Corporation (the “NewCo Class B Common Stock”) at par value, which shares are entitled to one vote each but have only nominal equity rights (collectively, the “Sprint Contribution”); and

•

following completion of the Clearwire Merger and the Sprint Contribution, at the closing, Comcast will invest $1.05 billion, Intel Capital will invest $1.0 billion, TWC will invest $550 million and BHN will invest $100 million, in exchange for non-voting equity interests in NewCo LLC and NewCo Class B Common Stock and Google will invest $500 million in exchange for NewCo Class A Common Stock, for an aggregate total of $3.2 billion (collectively, the “Investors’ Contribution”).

The number of shares of NewCo Class A Common Stock, NewCo Class B Common Stock and non-voting equity interests in NewCo LLC, as applicable, that Comcast, TWC, BHN, Google and Intel Parent will receive pursuant to the Transaction Agreement will initially be based upon a $20.00 per share purchase price but is subject to post-closing adjustment based upon the trading prices of NewCo Class A Common Stock on the Nasdaq Global Select Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the closing date. The final price per share will be based upon the volume weighted average price of NewCo Class A Common Stock on such 15 randomly selected trading days and is subject to a cap of $23.00 per share and a floor of $17.00 per share. Following such post-closing adjustment, the aggregate number of shares of NewCo Class A Common Stock, NewCo Class B Common Stock and non-voting equity interests in NewCo LLC, as applicable, that each of Comcast, TWC, BHN, Google and Intel Parent will have received from its investment will be equal to its investment amount divided by such final price per share.

The transactions contemplated by the Transaction Agreement (the “Transactions”) are subject to various closing conditions, including, approval by the Issuer’s stockholders; the accuracy of representations and warranties and compliance with covenants; the maintenance by Sprint and the Issuer of a minimum number of MHz-POPs coverage from their respective and combined spectrum holdings; the effectiveness of a registration statement relating to the registration of the NewCo Class A Common

Page 13 of 37 Pages

Stock; the consent or refinancing of the Issuer’s debt under its credit agreements; receipt of regulatory approvals, including approval by the Federal Communications Commission and expiration or termination of the applicable Hart-Scott-Rodino waiting period, in each case, without the imposition of a “burdensome condition” (as defined in the Transaction Agreement); no material adverse changes to the Issuer’s assets or business; and no material adverse change in the Sprint Assets. The parties to the Transaction Agreement expect to close the Transactions during the fourth quarter of 2008.

Prior to approval by the Issuer’s stockholders of the Transaction Agreement and the Transactions, the Issuer’s board of directors may make an Adverse Recommendation Change (as defined in the Transaction Agreement) if the Issuer receives a Superior Proposal (as defined in the Transaction Agreement) upon compliance with certain notice and other specified conditions set forth in the Transaction Agreement.

The Issuer, Sprint, Comcast, TWC and BHN, Google and Intel Parent have made representations, warranties and covenants in the Transaction Agreement, including, in the case of Sprint and the Issuer, among others, covenants (i) to conduct, in the case of the Issuer, its business, and in the case of Sprint, its WiMAX business, in the ordinary course between the execution of the Transaction Agreement and the completion of the Transactions and (ii) not to engage in certain kinds of transactions during such period. In addition, the Issuer made certain additional covenants, including among others, covenants (i) subject to certain exceptions, to cause the Clearwire Stockholder Meeting (as defined in the Transaction Agreement) to be held to consider approval of the Clearwire Merger and the other Transactions (ii) subject to certain exceptions, for its board of directors to recommend adoption and approval by its stockholders of the Transaction Agreement and the Clearwire Merger and the other Transactions (iii) not to solicit an Acquisition Proposal (as defined in the Transaction Agreement) or (iv) subject to certain exceptions, not to enter into discussions concerning or provide confidential information in connection with an Acquisition Proposal.

Upon completion of the Transactions, Sprint will become NewCo Corporation’s largest stockholder with approximately 51% of NewCo Corporation’s voting power on a fully diluted basis, assuming an investment price of $20.00 per share and no issuance of new equity securities of the Issuer (or securities convertible into or exchangeable for equity securities of the Issuer) prior to the completion of the Transactions. Upon completion of the Transactions, the existing stockholders of the Issuer will have received approximately 27% of NewCo Corporation’s voting power, and Comcast, TWC, BHN, Google and Intel Parent will collectively have received in exchange for the Investors’ Contribution approximately 22% of NewCo Corporation’s voting power, both on a fully diluted basis, assuming the investment price of $20.00 per share and no issuance of new equity securities of the Issuer (or securities convertible into or exchangeable for equity securities of the Issuer) prior to the completion of the Transactions. The initial price of $20.00 per share implies a total equity value of approximately $3.9 billion for the existing business of the Issuer and approximately $7.4 billion for the Sprint Contribution.

The Transaction Agreement contains certain termination rights for each of the Issuer, Sprint, Comcast, TWC, BHN, Google and Intel Parent, including the right of the Issuer to terminate the Transaction Agreement under certain circumstances to enter into a definitive, written agreement concerning a Superior Proposal upon the Issuer’s compliance with certain requirements set forth in the Transaction Agreement. The Transaction Agreement provides that, upon termination under certain specified circumstances, the Issuer would be required to pay Sprint a termination fee of $60.0 million.

Voting Agreements

As of April 30, 2008, as represented by the Issuer in the Transaction Agreement, 135,618,712 shares of Class A Common Stock were issued and outstanding and 28,596,685 shares of Class B Common Stock were issued and outstanding. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to 10 votes. Each share of Class B Common Stock is convertible at the option of the holder into one fully paid and nonassessable share of Class A Common Stock. Pursuant to the Voting Agreements, each of ERH and Intel Capital, comprising all of the current holders of Class B Common Stock, have agreed to convert its shares of Class B Common Stock into shares of Class A Common Stock on a 1:1 basis immediately prior to the consummation of the Clearwire Merger.

Page 14 of 37 Pages

ERH Voting Agreement

Pursuant to the ERH Voting Agreement, ERH represented that as of May 7, 2008 it beneficially owned (within the meaning of Rule 13d-3 under the Act) 17,232,005 shares of Class A Common Stock and 18,690,953 shares of Class B Common Stock (the “ERH Subject Shares”), which collectively represent approximately 48.4% of the total voting power of the Issuer on May 7, 2008 based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2008. Pursuant to the ERH Voting Agreement, ERH agreed that at the Clearwire Stockholder Meeting, or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting, or in any other circumstances occurring before the Clearwire Stockholder Meeting upon which a vote, consent or other approval (including by written consent) with respect to the Clearwire Merger and the Transaction Agreement or any Acquisition Proposal is sought, ERH will vote in favor of approval of the Clearwire Merger and the approval and adoption of the Transaction Agreement a number of ERH Subject Shares constituting not less than 40% of the total voting power of all capital stock of the Issuer outstanding as of May 7, 2008 (on a non-fully diluted basis) that is entitled to vote on that matter (the “Voting Share Amount”), provided that the Voting Share Amount will be automatically reduced from 40% to 25% of such total voting power under certain circumstances (described below). Except with the written consent (which may be withheld by each in its sole discretion) of Sprint, the Issuer and four of the following five persons: Comcast, TWC, BHN, Google and Intel Parent, ERH will also vote the Voting Share Amount against any Acquisition Proposal.

The ERH Voting Agreement provides that ERH, subject to the exceptions described below, will not transfer or convert any of the ERH Subject Shares, grant any proxies (other than the Issuer proxy card in connection with the Clearwire Stockholder Meeting), deposit any ERH Subject Shares into any voting trust or enter into any voting agreement with respect to any of the ERH Subject Shares. ERH may, however, distribute its ERH Subject Shares to any of its members provided that each such member agrees in writing to be bound by and comply with the terms of the ERH Voting Agreement. Furthermore, ERH and any of its members may transfer the ERH Subject Shares so long as the ERH Subject Shares retained collectively by ERH and all of its members after the transfer constitute at least the applicable Voting Share Amount then in effect, unless a transfer is made by a member of ERH for estate planning purposes and such member retains direct or indirect sole voting control over such ERH Subject Shares through the date of the Clearwire Stockholder Meeting.

The ERH Voting Agreement further provides that, subject to certain limited exceptions, ERH will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of the Issuer intended to facilitate an Acquisition Proposal or to cause stockholders of the Issuer not to vote to approve and adopt the Transaction Agreement. ERH agreed in the ERH Voting Agreement that it will not, and will direct any investment banker, attorney, agent or other adviser or representative of ERH not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any persons, other than the parties to the Transaction Agreement, relating to any Acquisition Proposal.

The ERH Voting Agreement will terminate (i) on the earliest of (A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting, (B) termination of the Transaction Agreement, unless the termination is effected pursuant to certain sections of the Transaction Agreement in connection with an Adverse Recommendation Change by the Issuer’s board of directors as a result of a Superior Proposal and (C) six months after termination of the Transaction Agreement if the Transaction Agreement is terminated in connection with an Adverse Recommendation Change by the Issuer’s board of directors as a result of a Superior Proposal or (ii) at any time on written agreement of each of Sprint, the Issuer and four of the following five persons: Comcast, TWC, BHN, Google and Intel. If the Transaction Agreement is terminated but the ERH Voting Agreement remains in effect in accordance with clause (C) above, the Voting Share Amount will be automatically reduced from 40% to 25% of the total voting power of all capital stock of the Issuer outstanding as of May 7, 2008 (on a non-fully diluted basis).

Page 15 of 37 Pages

Intel Voting Agreement

Pursuant to the Intel Voting Agreement, Intel Parent, Intel Capital and Intel Cayman (collectively, the “Intel Stockholders” and individually, an “Intel Stockholder”) represented that as of May 7, 2008, Intel Cayman beneficially owned (within the meaning of Rule 13d-3 under the Act) 3,333,333 shares of Class A Common Stock and Intel Capital beneficially owned (within the meaning of Rule 13d-3 under the Act) 23,427,601 shares of Class A Common Stock and 9,905,732 shares of Class B Common Stock (collectively, the “Intel Subject Shares”), which collectively represent 29.8% of the total voting power of the Issuer on May 7, 2008, based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2008. Pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that at the Clearwire Stockholder Meeting, or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting, or in connection with any written consent or other vote of the Issuer’s stockholders with respect to the Transactions, each Intel Stockholder will vote in favor of the approval of the Transactions a number of its Intel Subject Shares owned as of the record date with respect to the Clearwire Stockholder Meeting representing the Allocated Percentage of the total voting power as of the record date of all of its Intel Subject Shares owned as of the record date. “Allocated Percentage” is defined as the percentage determined by dividing (i) the number of votes cast in favor of the approval of the Clearwire Merger and the approval and adoption of the Transaction Agreement by (ii) the total number of votes cast in those matters (excluding for the purposes of this calculation all abstentions, votes cast by an Intel Stockholder and any of its affiliates, votes cast by ERH and any of its affiliates and votes cast by any director or executive officer of the Issuer (as specified in Item 401 of Regulation S-K of Securities Act of 1933, as amended)). However, these voting obligations apply only if an Independent Majority has voted in favor of or consented to or approved the Transactions. If an Independent Majority has voted against or has not consented to or has not approved the Transactions, then, pursuant to the Intel Voting Agreement, each Intel Stockholder will vote the Intel Subject Shares against or otherwise refrain from consenting to or approving the Transactions. “Independent Majority” is defined as a majority of the votes cast at the applicable Clearwire Stockholder Meeting or shares voted pursuant to a written consent (excluding for the purposes of this calculation all abstentions, votes cast by an Intel Stockholder and any of its affiliates, votes cast by ERH and any of its affiliates and votes cast by any director or executive officer of the Issuer (as specified in Item 401 of Regulation S-K of the Securities Act of 1933, as amended)).

Each Intel Stockholder may transfer the Intel Subject Shares without restriction.

Pursuant to the Intel Voting Agreement, each Intel Stockholder will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of the Issuer to cause stockholders of the Issuer not to vote to approve and adopt the Transaction Agreement. Pursuant to the Intel Voting Agreement, each Intel Stockholder agrees it will not, and will direct any investment banker, attorney, agent or other adviser or representative of the Intel Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information related thereto to any person other than the parties to the Transactions.

The Intel Voting Agreement will terminate (i) on the earliest of (A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting, (B) provided that the Clearwire Stockholder Meeting will have concluded, the failure of the stockholders of the Issuer to approve and adopt the Transactions at the Clearwire Stockholder Meeting, (C) May 7, 2009 and (D) the termination of the Transaction Agreement or (ii) at any time on written agreement of each of Sprint, the Issuer and three of the following four persons: Comcast, TWC, BHN and Google.

The foregoing summary of certain provisions of the Transaction Agreement and the Voting Agreements contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The Transaction Agreement, ERH Voting Agreement and Intel Voting Agreement are filed as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

Page 16 of 37 Pages

Except as set forth in this Item 4, the Voting Agreements or the Transaction Agreement, none of (i) the Reporting Persons, (ii) to Sprint’s knowledge, the persons set forth on Appendix A hereto, (iii) to Comcast’s knowledge, the persons set forth on Appendix B hereto, (iv) to TWC’s knowledge, the persons set forth on Appendix C hereto, (v) to BHN’s knowledge, the persons set forth on Appendix D hereto and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Statement on Schedule 13D, as a result of the Voting Agreements, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the following:

Reporting Person	Shares of Class A Common Stock		Percent of shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)
Sprint	72,589,624	(1)	44.2	%(2)
Comcast	72,589,624	(1)	44.2	%(2)
BHN	72,589,624	(1)	44.2	%(2)
NBCo	72,589,624	(1)	44.2	%(2)
TWC	72,589,624	(1)	44.2	%(2)
Google	72,589,624	(1)	44.2	%(2)

(1)	The shares beneficially owned by the Reporting Persons represent the shares subject to the Voting Agreements and include 17,232,005 shares of Class A Common Stock held by ERH, 18,690,953 shares of Class A Common Stock issuable upon conversion of 18,690,953 shares of Class B Common Stock held by ERH, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 23,427,601 shares of Class A Common Stock held by Intel Capital and 9,905,732 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held by Intel Capital.
(2)	Based on 135,618,712 shares of Class A Common Stock outstanding as of April 30, 2008, as represented by the Issuer in the Transaction Agreement, 9,905,732 shares of Class A Common Stock issuable upon conversion of the 9,905,732 shares of Class B Common Stock held by Intel Capital and 18,690,953 shares of Class A Common Stock issuable upon conversion of the 18,690,953 shares of Class B Common Stock held by ERH.

For purposes of reporting, the Reporting Persons have included (i) all of the shares of Class A Common Stock and (ii) all of the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock, in each case, beneficially owned by ERH, Intel Capital and Intel Cayman and subject to the ERH Voting Agreement or the Intel Voting Agreement, as the case may be, but as described in response to Item 4, not all of the shares of Class A Common Stock and Class B Common Stock beneficially owned by ERH, Intel Capital or Intel Cayman and subject to the ERH Voting Agreement or the Intel Voting Agreement are required to be voted in favor of the Transactions.

The Reporting Persons are not entitled to any rights of a stockholder of the Issuer as to any shares of Class A Common Stock. Except as set forth in this Item 5(a)-(b), the Reporting Persons do not have (i) the sole power to vote or direct the vote, (ii) the shared power to vote or direct the vote or (iii) the sole or shared power to dispose or direct the disposition of any shares of Class A Common Stock. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any shares of Class A Common Stock (including the Class A Common Stock subject to the Voting Agreements) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. Other than as set forth above, none of (i) the Reporting Persons, (ii) to Sprint’s

Page 17 of 37 Pages

knowledge, the persons set forth on Appendix A hereto, (iii) to Comcast’s knowledge, the persons set forth on Appendix B hereto, (iv) to TWC’s knowledge, the persons set forth on Appendix C hereto, (v) to BHN’s knowledge, the persons set forth on Appendix D hereto and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, beneficially owns any shares of Class A Common Stock.

In addition to the beneficial ownership of the Reporting Persons described herein, the following persons, who are members of a group with Sprint, Comcast, TWC, BHN and Google as a result of the Voting Agreements and are reporting their ownership separately from this Statement on Schedule 13D, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the following based upon the information set forth in the Statement on Schedule 13D dated May 19, 2008 filed by Intel Parent, Intel Capital and Intel Cayman and Amendment No. 1 to the Statement on Schedule 13D dated May 19, 2008 filed by ERH, Craig McCaw and CWCI, LLC:

Reporting Person	Shares of Class A Common Stock		Percent of shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)		Sole power to vote or direct the vote	Shared power to vote or direct the vote		Sole power to dispose or direct the disposition of	Shared power to dispose of or direct the disposition of
Intel Parent	72,589,624	(A),(B)	44.2	%(C)	0	72,589,624	(A),(B)	0	36,666,666	(A),(D)
Intel Capital	36,666,666	(A),(D)	25.2	%(E)	0	36,666,666	(A),(D)	0	33,333,333
Intel Cayman	36,666,666	(A),(D)	25.2	%(E)	0	36,666,666	(A),(D)	0	3,333,333
ERH	35,922,958	(F)	23.3	%(G)	0	35,922,958	(F)	0	35,922,958	(F)
Craig O. McCaw	35,922,958	(H)	23.3	%(G)	0	35,922,958	(H)	0	35,922,958	(H)

(A)	Does not include 93,333 shares of Class A Common Stock issuable upon exercise of warrants issued to Middlefield Ventures, Inc., a wholly owned subsidiary of Intel Parent.
(B)	Includes 17,232,005 shares of Class A Common Stock held by ERH, 18,690,953 shares of Class A Common Stock issuable upon conversion of 18,690,953 shares of Class B Common Stock held by ERH, 3,333,333 shares of Class A Common Stock held by Intel Cayman, 23,427,601 shares of Class A Common Stock held by Intel Capital and 9,905,732 shares of Class A Common Stock issuable upon conversion of Class B Common Stock held by Intel Capital.
(C)	Based on 135,618,712 shares of Class A Common Stock outstanding as of April 30, 2008, as represented by the Issuer in the Transaction Agreement, 9,905,732 shares of Class A Common Stock issuable upon conversion of the 9,905,732 shares of Class B Common Stock held by Intel Capital and 18,690,953 shares of Class A Common Stock issuable upon conversion of the 18,690,953 shares of Class B Common Stock held by ERH.
(D)	Includes 3,333,333 shares of Class A Common Stock held by Intel Cayman, 23,427,601 shares of Class A Common Stock held by Intel Capital and 9,905,732 shares of Class A Common Stock issuable upon conversion of the 9,905,732 shares of Class B Common Stock held by Intel Capital.
(E)	Based on 135,618,712 shares of Class A Common Stock outstanding as of April 30, 2008, as represented by the Issuer in the Transaction Agreement, and 9,905,732 shares of Class A Common Stock issuable upon conversion of the 9,905,732 shares of Class B Common Stock held by Intel Capital.

Page 18 of 37 Pages

(F)	Includes 18,690,953 shares of Class A Common Stock that ERH has a right to acquire upon conversion of the 18,690,953 Class B Common Stock held by ERH. Does not include 988,333 shares of Class A Common Stock that ERH has the right to acquire pursuant to exercise of warrants issued to ERH.
(G)	Based on 135,618,712 shares of Class A Common Stock outstanding as of April 30, 2008, as set forth in the Transaction Agreement, which is filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on May 7, 2008, and 18,690,953 shares of Class A Common Stock issuable upon conversion of 18,690,953 shares of Class B Common Stock held by ERH.
(H)	Mr. McCaw is the controlling member of ERH. Securities attributed to Mr. McCaw include 18,690,953 shares of Class A Common Stock issuable upon conversion of the 18,690,953 shares of Class B Common Stock held by ERH. Does not include 111,666 shares of Class A Common Stock held by CWCI LLC, an entity controlled by Mr. McCaw, 988,333 shares of Class A Common Stock that ERH has the right to acquire pursuant to exercise of warrants exercisable within 60 days of March 31, 2008 and 1,249,999 shares of Class A Common Stock that Mr. McCaw has the right to acquire pursuant to exercise of options issued to Mr. McCaw.

The information required by Item 2 relating to Intel Parent, Intel Capital, Intel Cayman, ERH and Craig O. McCaw is set forth on Appendix F hereto and is incorporated herein by reference.

(c) Except as set forth or incorporated herein, none of (i) the Reporting Persons, (ii) to Sprint’s knowledge, the persons set forth on Appendix A hereto, (iii) to Comcast’s knowledge, the persons set forth on Appendix B hereto, (iv) to TWC’s knowledge, the persons set forth on Appendix C hereto, (v) to BHN’s knowledge, the persons set forth on Appendix D hereto and (vi) to Google’s knowledge, the persons set forth on Appendix E hereto, has effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference in, Items 3 through 5 is hereby incorporated by reference.

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Page 19 of 37 Pages

Item 7. Material to be filed as Exhibits.

99.1	Transaction Agreement and Plan of Merger dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.2	Voting Agreement dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Eagle River Holdings, LLC (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.3	Voting Agreement dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.4	Joint Filing Agreement, dated May 19, 2008, among the Reporting Persons.

Page 20 of 37 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2008

Sprint Nextel Corporation

By	/s/ Leonard J. Kennedy
Name:	Leonard J. Kennedy
Title:	General Counsel

Comcast Corporation

By	/s/ Arthur R. Block
Name:	Arthur R. Block
Title:	Senior Vice President

Time Warner Cable Inc.

By	/s/ David A. Christman
Name:	David A. Christman
Title:	Senior Vice President

Bright House Networks, LLC

By	/s/ Leo Coutier
Name:	Leo Coutier
Title:	Vice President

Newhouse Broadcasting Corporation

By	/s/ Samuel I. Newhouse, III
Name:	Samuel I. Newhouse, III
Title:	Secretary and Assistant Treasurer

Google Inc.

By	/s/ Kent Walker
Name:	Kent Walker
Title:	Vice President and General Counsel

Page 21 of 37 Pages

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT

Set forth below is a list of each executive officer and director of Sprint setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Daniel R. Hesse* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President and Chief Executive Officer of Sprint Nextel Corporation

Robert H. Brust Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation

William G. Arendt Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President and Controller of Sprint Nextel Corporation

Keith O. Cowan Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President — Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation

Robert Johnson 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Service Officer of Sprint Nextel Corporation

Leonard J. Kennedy 6200 Sprint Parkway, Overland Park, Kansas 66251	General Counsel of Sprint Nextel Corporation

Richard LeFave Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Information Officer of Sprint Nextel Corporation

Richard S. Lindahl Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President and Treasurer of Sprint Nextel Corporation

Page 22 of 37 Pages

Kathryn A. Walker Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Network Officer of Sprint Nextel Corporation

Barry West Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Technology Officer and President of Sprint Nextel Corporation

Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of Discovery Holding Company, provider of creative, media management and network services and non-fiction entertainment.	Discovery Holding Company 12300 Liberty Blvd. Englewood, Colorado 80112

Gordon M. Bethune* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of WellPoint, Inc., a health benefits company.	WellPoint, Inc. 120 Monument Circle Indianapolis, IN 46204

James J. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Alexander & Associates, Inc., a corporate consulting firm.	Alexander & Associates, Inc. 400 C St. NE, Washington, DC, 20002

Irvine O. Hockaday, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Rodney O’Neal* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Corporation	Delphi Corporation 5725 Delphi Drive Troy, Michigan 48098-2815

Ralph V. Whitworth* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal of Relational Investors LLC, a registered investment advisor.	Relational Investors LLC, 12400 High Bluff Drive Suite 600 San Diego, CA 92130

*	Director

Page 23 of 37 Pages

Appendix B

EXECUTIVE OFFICERS AND DIRECTORS

OF

COMCAST

Set forth below is a list of each executive officer and director of Comcast setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President, Chief Financial Officer

S. Decker Anstrom* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President and Chief Operating Officer of Landmark Communications, Inc.	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, VA 23510

Kenneth J. Bacon* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President of Housing and Community Development of Fannie Mae	Fannie Mae 3900 Wisconsin Ave., NW Washington, DC 20016

Sheldon M. Bonovitz* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman Emeritus of Duane Morris LLP	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel and Secretary

Edward D. Breen* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer of Tyco International Ltd.	Tyco International US Inc. 9 Roszel Road Princeton, NJ 08540

Julian A. Brodsky* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Non-Executive Vice Chairman of the Board of Directors

Page 24 of 37 Pages

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President, Comcast Cable Communications; Chief Operating Officer

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President

Joseph J. Collins* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Time Warner Cable; Chairman of Aegis, LLC	155 Long Neck Point Road Darien, CT 06820

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche LLP; Member of the Advisory Board of the Securities Regulation Institute; Chairman Emeritus of the Board of Catalyst; Chairman of the Accountability Advisory Panel to the Comptroller General of the United States	980 Lake Avenue Greenwich, CT 06831

Gerald L. Hassell* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation One Wall Street New York, New York 10286

Jeffrey A. Honickman* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd.	Pepsi-Cola and National Brand Beverages, Ltd. 8275 N Route 130 Pennsauken, NJ 08110-1435

Brian L. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer

Ralph J. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of the Executive and Finance Committee of the Board of Directors

Dr. Judith Rodin* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of the Rockefeller Foundation	The Rockefeller Foundation 420 Fifth Ave New York, NY 10018

Page 25 of 37 Pages

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

Michael I. Sovern* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of Sotheby’s Holdings, Inc.; President Emeritus and Chancellor Kent Professor of Law at Columbia University	Sotheby’s Holdings, Inc. 1334 York Avenue New York, NY 10021

*	Director

Page 26 of 37 Pages

Appendix C

EXECUTIVE OFFICERS AND DIRECTORS

OF

TWC

Set forth below is a list of each executive officer and director of TWC setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with TWC and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors

Jeffrey L. Bewkes c/o Time Warner Inc. One Time Warner Center New York, NY 10019	President and Chief Executive Officer of Time Warner Inc. (media and entertainment)	N/A

Carole Black c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Retired	N/A

Glenn A. Britt c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	President and Chief Executive Officer and Director of TWC	N/A

Thomas H. Castro c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Co-Founder and Vice Chairman, Border Media Partners LLC (radio broadcasting)	Border Media Partners LLC 9426 Old Katy Road Building 10 Houston, TX 77055

David C. Chang c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Chancellor, Polytechnic University	Polytechnic University 6 Metrotech Center Brooklyn, NY 11201

James E. Copeland, Jr. c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Retired	N/A

Peter R. Haje c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Legal and Business Consultant and Private Investor	N/A

Page 27 of 37 Pages

Don Logan c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Chairman of the Board of TWC	N/A

N.J. Nicholas, Jr. c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Investor	N/A

Wayne H. Pace[1] c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Retired	N/A

Executive Officers

Ellen East c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President, Chief Communications Officer of TWC	N/A

Landel C. Hobbs c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Chief Operating Officer of TWC	N/A

Michael LaJoie c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President and Chief Technology Officer of TWC	N/A

Marc Lawrence-Apfelbaum c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Executive Vice President, General Counsel and Secretary of TWC	N/A

Robert D. Marcus c/o Time Warner Cable Inc. One Time Warner Center North Tower New York, NY 10019	Senior Executive Vice President and Chief Financial Officer of TWC	N/A

Carl U.J. Rossetti c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Executive Vice President, Corporate Development of TWC	N/A

Page 28 of 37 Pages

Peter C. Stern c/o Time Warner Cable Inc. 290 Harbor Drive Stamford, CT 06902	Executive Vice President & Chief Strategy Officer TWC	N/A

[1]

In connection with an administrative order dated March 21, 2005, Mr. Pace reached a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from causing violations or future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.

Page 29 of 37 Pages

EXECUTIVE OFFICERS AND DIRECTORS

OF

TIME WARNER INC.

Set forth below is a list of each executive officer and director of Time Warner Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual listed below is a United States citizen. As of the date of this Statement on Schedule 13D, Time Warner Inc. owned approximately 83% of TWC’s outstanding Class A common stock and all outstanding shares of TWC’s outstanding Class B common stock.

On March 21, 2005, pursuant to an approved settlement with the SEC in connection with its investigation of Time Warner Inc.’s accounting and disclosure practices, Time Warner Inc. agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of certain provisions of the securities laws and to comply with a prior SEC cease-and-desist order issued to its subsidiary, America Online, Inc. (now known as AOL LLC), in May 2000.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors

Richard D. Parsons Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman of the Board, Time Warner Inc.

James L. Barksdale Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman and President, Barksdale Management Corporation, a private investment management company	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgeland, MS 39157

Jeffrey L. Bewkes Time Warner Inc. One Time Warner Center New York, NY 10019-8016	President and Chief Executive Officer, Time Warner Inc.

Stephen F. Bollenbach Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation

Frank J. Caufield Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Co-Founder and Partner Emeritus, Kleiner Perkins Caufield & Byers, a venture capital firm	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Robert C. Clark Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Distinguished Service Professor, Harvard University	Harvard Law School 1563 Massachusetts Avenue Cambridge, MA 02138

Mathias Döpfner, a citizen of the Federal Republic of Germany Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman and Chief Executive Officer and Head of Newspapers Division, Axel Springer AG, a newspaper and magazine publishing company	Axel Springer AG Axel-Springer-Straße 65 10888 Berlin

Page 30 of 37 Pages

Jessica P. Einhorn Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, NW, Washington, D.C. 20036

Reuben Mark Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman, Colgate-Palmolive Company, a consumer products company	Colgate-Palmolive Company 300 Park Avenue 11th Floor New York, NY 10022-7499

Michael A. Miles Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Special Limited Partner, Forstmann Little & Company, a private equity firm	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153

Kenneth J. Novack Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC Chrysler Center 666 Third Avenue New York, NY 10017

Deborah C. Wright Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman, President and Chief Executive Officer, Carver Bancorp, Inc. and Carver Federal Savings Bank	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027-4512

Executive Officers Edward I. Adler Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Corporate Communications, Time Warner Inc.

Paul T. Cappuccio Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President and General Counsel, Time Warner Inc.

Patricia Fili-Krushel Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Administration, Time Warner Inc.

John K. Martin, Jr. Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President and Chief Financial Officer, Time Warner Inc.

Carol A. Melton Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Global Public Policy, Time Warner Inc.

Olaf Olafsson, a citizen of the Republic of Iceland Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President, Time Warner Inc.

Page 31 of 37 Pages

Appendix D

EXECUTIVE OFFICERS AND DIRECTORS

OF

BHN

Set forth below is a list of each executive officer and director of BHN setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Robert J. Miron Bright House Networks, LLC 5000 Campuswood Drive E. Syracuse, NY 13057	Chairman/CEO

Steven A. Miron Bright House Networks, LLC 5000 Campuswood Drive E. Syracuse, NY 13057	President

William A. Futera Bright House Networks, LLC 5000 Campuswood Drive E. Syracuse, NY 13057	Executive Vice President/Chief Financial Officer

Naomi M. Bergman Bright House Networks, LLC 5000 Campuswood Drive E. Syracuse, NY 13057	Executive Vice President/ Strategy and Development

Page 32 of 37 Pages

EXECUTIVE OFFICERS AND DIRECTORS

OF

NBCo

Set forth below is a list of each executive officer and director of NBCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen. As of the date of this Statement on Schedule 13D, NBCo owned 100% of NCH.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors

Robert J. Miron c/o Bright House Networks, LLC 5000 Campuswood Drive E. Syracuse, NY 13057	Chairman/CEO of Bright House Networks, LLC

S.I. Newhouse, Jr. c/o Advance Publications, Inc. 950 Fingerboard Road Staten Island, NY 10305	Chairman of the Board of Advance Publications, Inc. (media and publications)

Donald E. Newhouse c/o Advance Publications, Inc. 950 Fingerboard Road Staten Island, NY 10305	President of Advance Publications, Inc. (media and publications)

Officers

Donald E. Newhouse c/o Advance Publications, Inc. 950 Fingerboard Road Staten Island, NY 10305	President of Advance Publications, Inc. (media and publications)

Page 33 of 37 Pages

Appendix E

EXECUTIVE OFFICERS AND DIRECTORS

OF

GOOGLE

Set forth below is a list of each executive officer and director of Google setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Eric Schmidt* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Chairman of the Board of Directors and Chief Executive Officer of Google

Larry Page* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	President, Technology of Google

Sergey Brin* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	President, Products of Google

George Reyes Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President and Chief Financial Officer of Google

Jonathan Rosenberg Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President, Product Management of Google

Omid Kordestani Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President Global Sales & Business Development of Google

Alan Eustace Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President Engineering & Research of Google

Page 34 of 37 Pages

David C. Drummond[1] Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President of Corporate Development, Chief Legal Officer and Secretary

Shona L. Brown, a citizen of Canada and the United Kingdom Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Senior Vice President of Business Operations

L. John Doerr* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

John L. Hennessy* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	President of Stanford University	Stanford University Office of the President Building 10 Stanford University Stanford, CA 94305-2061

Arthur D. Levinson* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Chief Executive Officer of Genentech, Inc., a biotechnology company	Genentech, Inc. 1 DNA Way South San Francisco, CA 94080-4990

Ann Mather*, a citizen of the United Kingdom Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043

Paul S. Otellini* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Chief Executive Officer and President of Intel Corporation, a semiconductor chip maker	Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549

K. Ram Shriram* Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	Managing Partner of Sherpalo Ventures, a venture capital firm	Sherpalo Ventures 2725 Sand Hill Road Suite 120 Menlo Park, CA 94025

Page 35 of 37 Pages

Shirley M. Tilghman*, a citizen of Canada Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043	President of Princeton University	Office of the President 1 Nassau Hall Princeton University Princeton, NJ 08544

*	Director
[1]

In January 2005, in connection with an investigation by the SEC and the California Corporations Commissioner (the “CCC”) concerning the grant of certain stock options, Google and Mr. Drummond, without admitting or denying the SEC’s or the CCC’s allegations, agreed to (i) the entry of a final judgment by the SEC enjoining them from causing violations or future violations of certain federal securities laws and (ii) the entry of a Consent Order by the CCC to desist and refrain from further violations of certain California securities laws.

In July 2007, in connection with a civil action filed by the SEC related to SmartForce’s alleged overstatement of its revenue and net income, Mr. Drummond, without admitting or denying the SEC’s allegations, agreed to the entry of a final judgment that required him to pay a civil penalty of $125,000. In connection with the related administrative proceeding, Mr. Drummond, without admitting or denying the SEC’s allegations, agreed to (i) pay total disgorgement and prejudgment interest of approximately $574,000 and (ii) the entry of an administrative order enjoining him from committing or causing any violations or future violations of certain reporting and internal accounting control provisions of the securities laws.

Page 36 of 37 Pages

Appendix F

CERTAIN INFORMATION REGARDING INTEL PARENT,

INTEL CAPITAL, INTEL CAYMAN, ERH AND CRAIG McCAW

The information set forth on this Appendix F relating to Intel Parent, Intel Capital and Intel Cayman is based on information contained in the Statement on Schedule 13D dated May 19, 2008 filed by Intel Parent, Intel Capital and Intel Cayman. In addition, the information set forth on this Appendix F relating to ERH and Craig McCaw is based on information contained in Amendment No. 1 to the Statement on Schedule 13D dated May 19, 2008 filed by ERH, Craig McCaw and CWCI, LLC. While the Reporting Persons have no reason to believe that such information was not reliable as of its date, the Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information.

Name and Citizenship	Business Address	Present Principal Occupation
Intel Corporation, a Delaware corporation	2200 Mission College Boulevard Santa Clara, California 95054-1549	Semiconductor chip maker focused on developing advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications (based upon the Intel Parent’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007)

Intel Capital Corporation, a Delaware corporation	c/o Intel Corporation 2200 Mission College Boulevard Santa Clara, California 95054-1549	Wholly owned subsidiary of Intel Corporation

Intel Capital (Cayman) Corporation, a Cayman Islands corporation	c/o Intel Corporation 2200 Mission College Boulevard Santa Clara, California 95054-1549	Wholly owned subsidiary of Intel Corporation

Eagle River Holdings, LLC, a Washington limited liability company	2300 Carillon Point, Kirkland, Washington 98033	To build equity value for its members by acquiring, investing, holding and disposing of securities and other investments

Craig O. McCaw, a United States citizen	2300 Carillon Point, Kirkland, Washington 98033	Chairman of the Board of Directors of the Issuer

Page 37 of 37 Pages

EXHIBIT INDEX

Exhibit	Description
99.1	Transaction Agreement and Plan of Merger dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.2	Voting Agreement dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Eagle River Holdings, LLC (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.3	Voting Agreement dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed May 7, 2008).

99.4	Joint Filing Agreement, dated May 19, 2008, among the Reporting Persons.